[redacted]

10028560

S COMMISSION
349

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SEC Mail Processing Section
MAR 15 2010
Washington, DC
120

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00719

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Bleichroeder LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1345 Avenue of the Americas
(No. and street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Green **(212) 698-3322**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Howard Green, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Natixis Bleichroeder LLC, (formerly Natixis Bleichroeder Inc.) (the "Company") as of and for the year then ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Howard Green
Chief Financial Officer

Subscribed to before me on
this 12th day of March 2010.

Notary Public

GEOVANNA FRAGA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FR6175706
Qualified in New York County
My Commission Expires October 15, 2011

NATIXIS BLEICHROEDER LLC
(formerly Natixis Bleichroeder Inc.)
(SEC I.D. No. 8-00719)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Natixis Bleichroeder LLC

We have audited the accompanying statement of financial condition of Natixis Bleichroeder LLC (formerly Natixis Bleichroeder Inc.) (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Bleichroeder LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 12, 2010

Natixis Bleichroeder LLC
(formerly Natixis Bleichroeder Inc.)
Statement of Financial Condition
December 31, 2009
(In thousands of U.S. dollars)

Assets	
Cash and cash equivalents	$ 127,316
Cash segregated for regulatory purposes	3,000
Securities owned, at fair value	20,390
Derivative contracts, unrealized gains, at fair value	3,767
Securities purchased under agreements to resell	1,469,313
Securities borrowed	306,007
Receivables from customers	83,906
Receivables from brokers, dealers and clearing organizations	23,113
Furniture, office equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $8,429)	2,294
Other assets	16,131
Total Assets	$ 2,055,237
Liabilities and Member's Equity	
Liabilities	
Short term borrowings	$ 26,230
Securities sold, not yet purchased, at fair value	17,262
Derivative contracts, unrealized losses, at fair value	3,779
Securities sold under agreements to repurchase	1,455,313
Securities loaned	272,202
Payables to customers	42,347
Payables to brokers, dealers and clearing organization	40,412
Accounts payable and accrued expenses	31,730
Total liabilities	1,889,275
Member's equity	165,962
Total Liabilities and Member's Equity	$ 2,055,237

The accompanying notes are an integral part of this statement of financial condition.

1. Business and Organization

Natixis Bleichroeder LLC (formerly Natixis Bleichroeder Inc.) (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions and agency transactions in both domestic and foreign equities, and investment banking businesses. Effective November 1, 2009, Natixis Bleichroeder Inc. converted from a New York Corporation to a Delaware limited liability company ("LLC"). This conversion did not have a material effect on the business or operations of the Company.

The Company is a wholly-owned subsidiary of Natixis ("Natixis Paris"), an entity incorporated in Paris, France. Natixis Paris was jointly owned by Groupe Banque Populaire ("GBP") and Caisse Nationale des Caisses d'Epargne ("CNCE"). Effective July 31, 2009, GBP and CNCE merged to create Group BPCE. As a result of the foregoing merger, Natixis Paris became a majority owned subsidiary of Group BPCE. The Company along with other affiliates comprise Natixis Paris corporate and investment banking activities in the United States.

2. Summary of Significant Accounting Policies

Basis of financial information
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition is stated in U.S. dollars.

Use of estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned, securities sold, not yet purchased, derivative contracts, unrealized gains and derivative contracts, unrealized losses.

Cash and cash equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts.

Securities borrowed and securities loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, as applicable.

Securities owned, at fair value and securities sold, not yet purchased, at fair value
Proprietary securities transactions are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations.

Derivative contracts, unrealized gains, at fair value and derivative contracts, unrealized losses, at fair value
Derivative transactions are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations.

Customer transactions
Customer securities transactions are recorded on a settlement date basis.

Fair value of financial instruments
Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which the Company believes approximate estimated fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term secured receivables, reverse repurchase agreements, securities borrowed, customer and non-customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as short term borrowings, repurchase agreements, securities loaned, customer and non-customer payables and certain other payables are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company enters into collateralized reverse repurchase and repurchase agreements and securities lending arrangements. The Company may be exposed to credit risk in the event the counterparty to the transaction was unable to fulfill their contractual obligations and the value of the underlying collateral declines. The Company attempts to minimize credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws

and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As an LLC, the Company is disregarded as an entity separate from its owner and sole member Natixis Paris. Accordingly, the Company's results of operations are included in the federal, state and local income tax returns filed by the New York Branch of Natixis Paris ("Natixis Branch"). Pursuant to a tax sharing arrangement, Natixis Branch allocates to the Company its share of tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized in the Natixis Branch tax return regardless of whether such benefits could ultimately be realized on a standalone basis. The need for a valuation allowance is determined at the Natixis Branch level rather than at the level of the individual entities. Amounts receivable or payable with the Natixis Branch related to the Company's current tax provision are settled periodically.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

Furniture, office equipment and leasehold improvements
Property, equipment and computer hardware are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are generally between three and seven years. Computer software is recorded at cost and amortized on a straight-line basis over its estimated useful life, which is generally three years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the life of the related leases or the life of the improvements.

Translation of foreign currency
Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of the statement of financial condition date.

3. Recently Issued Accounting Standards

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC")

In July 2009, the FASB launched the FASB Accounting Standards Codification (the "Codification" or ASC 105) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption did not have a material effect on the Company's statement of financial condition.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("ASC 860")

In February 2008, the FASB amended accounting principles related to transfers of financial assets and repurchase financing transactions which are now codified in ASC 860. These amended principles require an initial transfer of a financial asset and a repurchase financing that was entered into

contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction (for purposes of determining whether a sale has occurred) unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. The Company adopted these amended accounting principles for new transactions entered into after December 2008. The adoption of these amended accounting principles did not have a material effect on the Company's statement of financial condition.

Accounting for Uncertainty in Income Taxes ("ASC 740")

In December 2008, the FASB amended accounting principles for certain non-public companies which delayed the implementation of accounting principles related to the accounting for uncertain income tax positions until fiscal years beginning after December 15, 2008. Specifically, these accounting principles, which are now codified in ASC 740, require management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The adoption of these amended accounting principles did not have a material effect on the Company's statement of financial condition.

Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("ASC 820")

In April 2009, the FASB amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended accounting principles, which are now codified in ASC 820, list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. Since the Company's fair value methodologies were consistent with these amended accounting principles, their adoption did not have a material effect on the Company's statement of financial condition.

Subsequent Events ("ASC 855")

In May 2009, as amended in February 2010, the FASB issued accounting principles related to subsequent events, which clarify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles, which are now codified in ASC 855, do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued) and for certain filers do not require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not have a material effect on the Company's statement of financial condition.

Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value* ("ASU No. 2009-05"). ASU No. 2009-05 provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. ASU No. 2009-05 is effective for financial statements issued for the first reporting period beginning after issuance of the ASU and was adopted by the company as of December 31, 2009. The adoption of ASU 2009-05 did not have a material effect on the Company's statement of financial condition.

4. Cash Segregated for Regulatory Purposes

Cash in the amount of $3.0 million has been segregated in a special reserve account for the exclusive benefit of customers at December 31, 2009 under rule 15c3-3 of the SEC.

5. Securities Owned and Securities Sold, But Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased consist solely of equity securities of $20.4 million and $17.3 million respectively at December 31, 2009. The Company has sold securities it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations on trade date in the statement of financial condition at fair value. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

6. Derivative Contracts, Unrealized Gains and Derivative Contracts, Unrealized Losses

Derivative contracts, unrealized gains and derivative contracts, unrealized losses are $3.8 million and $3.8 million respectively and consist of 107 total contracts as of December 31, 2009. The Company's derivative contracts are comprised of foreign exchange forward contracts. These foreign exchange forward contracts are primarily short term in nature and denominated in major currencies.

7. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into three-level fair value hierarchy. The Company assesses the fair value of its financial instruments under the following hierarchy:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of December 31, 2009, all securities owned at fair

value, and all securities sold, not yet purchased, at fair value, are classified as Level 1. All derivative contracts, unrealized gains at fair value and derivative contracts, unrealized losses at fair value are classified as Level 2.

8. Receivable From and Payable to Broker, Dealers and Clearing Organizations

Amounts receivable from and payable to broker, dealers and clearing organizations at December 31, 2009, consist of the following:

(In Thousands of USD)	Receivable	Payable
Securities failed to deliver/receive	$ 6,547	$ 13,050
Receivables and deposits from clearing organizations	12,858	-
Other	3,708	27,362
Total	$ 23,113	$ 40,412

9. Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. At December 31, 2009, there was no allowance for doubtful customer receivables.

10. Related Party Transactions

As of December 31, 2009, the following related party balances appeared in the statement of financial condition:

(In Thousands of USD)	Natixis Paris	Natixis Branch	NSP	NSNA	NNA	Total
Cash and cash equivalents	$1,325					$1,325
Derivative contracts, unrealized gain, at fair value	843					843
Securities borrowed				3,450		3,450
Receivables from brokers, dealers and clearing organizations			237			237
Other assets		2,581				2,581
Short term borrowings	(25,000)					(25,000)
Derivative contracts, unrealized loss, at fair value	(1,191)					(1,191)
Payables to customers		(100)				(100)
Accounts payable and accrued expenses	(168)		(565)		(1,479)	(2,212)
Total	($24,191)	$2,481	($328)	$3,450	($1,479)	($20,067)

The Company maintains a cash account with Natixis Paris. The balance in this account was $1.3 million as of December 31, 2009, and is recorded in cash and cash equivalents in the statement of financial condition.

The Company transacts in foreign exchange contracts with Natixis Paris. As of December 31, 2009, the Company recorded $0.8 million in derivative contracts, unrealized gain, at fair value and $1.2 million in derivative contracts, unrealized loss, at fair value in the accompanying statement of financial condition.

The Company enters into securities borrowed and securities loaned transactions with Natixis Securities North America Inc. ("NSNA"). At December 31, 2009, the Company had securities borrowed outstanding of $3.5 million which was recorded as securities borrowed in the accompanying statement of financial condition.

At December 31, 2009, the Company recorded a receivable from Natixis Branch which is reflected in other assets of $2.6 million in the statement of financial condition. Included in the foregoing receivable is $2.2 million which represents a receivable for income taxes. Additional information regarding the Company's income taxes is included in Note 13.

In the normal course of business, the Company borrows funds on an overnight basis from Natixis Paris. These loans are unsecured and based on the federal funds rate. At December 31, 2009, the balance of the loan amounted to $25 million and was recorded in short term borrowings in the statement of financial condition.

The Company executes orders through Natixis Securities Paris ("NSP"). At December 31, 2009, $0.2 million was recorded as a fail to deliver and is included in receivables from brokers, dealers and clearing organizations in the accompanying statement of financial condition.

The Company has entered into a service agreement with NSP which permits salesmen registered with the Company to distribute NSP's research to clients that are located primarily in the United States. Commissions generated by such research are collected by the Company and are remitted to NSP, net of brokerage related expenses. In connection with the services provided to NSP, the Company also incurs direct operating expenses and an administrative expense allocation from Natixis North America Inc. ("NNA"). As a result of these transactions, the Company has a net payable of $0.5 million and $1.5 million to NSP and NNA, respectively at December 31, 2009 which is reflected as accounts payable and accrued expenses in the accompanying statement of financial condition.

The Company has entered into other service agreements whereby it provides or receives services to or from Natixis Paris and affiliates, including human resources, accounting, information systems, occupancy, legal and other support services.

11. Employee Benefit Plans

The Company and other affiliates of Natixis Paris sponsor a multi-employer 401(k) plan in which the Company's employees may elect pre-tax deferrals or after tax contributions as a percentage of their compensation subject to IRS limitations. The Company makes matching contributions at the discretion of management up to the maximum amount permitted by the Internal Revenue Code.

Certain employees participate in the Long Term Incentive ("LTI") plan sponsored by the Company. This plan provides for grants of units, the value of which is derived in accordance with the LTI plan documents.

12. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009, the Company had net capital of $120.9 million which was 132.28% of aggregate debit balances and $119.0 million in excess of minimum net capital.

13. Income Taxes

For the ten months ended October 31, 2009, the Company filed its own federal and state income tax returns. Effective with the conversion to an LLC, the Company's results of operations are included in the federal, state and local income tax returns filed by Natixis Branch and no longer files standalone income tax returns.

The Company recognized deferred tax assets of $6.1 million at December 31, 2009 which are included in other assets in the statement of financial condition. The deferred tax asset is attributed to temporary differences primarily related to compensation. The Company has not recorded a valuation allowance against the deferred tax assets, as it is more likely than not to be realized in the future.

The adoption of *Accounting for Uncertainty in Income Taxes* in accordance with ASC 740 as of January 1, 2009 did not result in any change to the Company's liability for uncertain tax positions as of that date. The Company's policy is to recognize interest and penalties, if any, related to unrecognized tax benefits in income taxes in the statement of operations. At December 31, 2009, the Company had no accrued interest or penalties related to unrecognized tax benefits in the accompanying statement of financial condition.

The Company's income tax returns are subject to examination from various governmental taxing authorities and income tax returns for years after 2006 may still be examined by the appropriate federal, state or local income tax authority. Currently, there are no examinations of the Company's income tax returns in progress by any of the foregoing tax authorities.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2009.

14. Commitments and Contingencies

The Company has non-cancelable operating leases for premises. Future minimum rental commitments, net of subleases, as of December 31, 2009 are set forth below:

(In Thousands of USD)

Year ended December 31,	Lease Commitment	Sublease Commitment	Net Lease Commitment
2010	$ 3,720	$ (1,456)	$ 2,264
2011	1,268	(485)	783
2012	36	-	36
2013	3	-	3
Total	$ 5,027	$ (1,941)	$ 3,086

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2009.

15. Collateral Arrangements

The Company has received collateral in connection with reverse repurchase and securities borrowed agreements with an estimated fair value of $1.8 billion as of December 31, 2009 which it can sell or re-pledge. These amounts are not reflected on the statement of financial condition as the Company does not own the collateral received. Substantially all of this collateral has been re-pledged to counterparties as of December 31, 2009.

16. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving futures, forwards and foreign exchange contracts and other transactions which are recorded at fair value in the statement of financial condition.

In addition, the Company has sold financial instruments that is does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2009, at fair value of the related financial instruments and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2009.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its

contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 12, 2010

Natixis Bleichroeder LLC
1345 Avenue of the Americas
New York, NY 10105

In planning and performing our audit of the financial statements of Natixis Bleichroeder LLC (formerly Natixis Bleichroeder Inc.) (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated March 12, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC
Mail Processing
Section

MAR 15 2010

Washington, DC
120

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Natixis Bleichroeder LLC
1345 Avenue of the Americas
New York, NY 10105

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Natixis Bleichroeder LLC (formerly Natixis Bleichroeder Inc.) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 12, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000719 FINRA DEC
NATIXIS BLEICHROEDER LLC 7*7
ATTN: ACCOUNTING DEPT FL 43
1345 AVENUE OF THE AMERICAS
NEW YORK NY 10105-4300

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Green (212) 698-3322

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 157,959

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (55,339)

1/09, 10/09
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 102,620

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 102,620

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 102,620

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Natixis Bleichroeder LLC
(Name of Corporation, Partnership or other organization)

Howard Green
(Authorized Signature)

CFO
(Title)

Dated the 12 day of March, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 73,048,102

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 194,998

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,334,634

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 2,400,000

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,934,755

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 60,380

Enter the greater of line (i) or (ii) 5,934,755

Total deductions 9,864,387

2d. SIPC Net Operating Revenues $ 63,183,715

2e. General Assessment @ .0025 $ 157,959

(to page 1 but not less than $150 minimum)